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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Womack, Carl (Last) (First) (Middle)		Pacific Sunwear of California Inc. (PSUN)

	3450 East Miraloma Ave (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			12/09/2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Anaheim, CA 92806-2101 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Officer CFO

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		12/6/02				J			600 (1)	D	$27.7100		58,066		D		Direct

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Incentive Stock Option (right to buy)		$14.8333

	Incentive Stock Option (right to buy)		$15.0420

	Incentive Stock Option (right to buy)		$16.9800

	Incentive Stock Option (right to buy)		$21.3500

	Incentive Stock Option (right to buy)		$23.8130

	Incentive Stock Option (right to buy)		$25.8130

	Non-Qualified Stock Option (right to buy)		$6.1852

	Non-Qualified Stock Option (right to buy)		$11.7222

	Non-Qualified Stock Option (right to buy)		$14.8333

	Non-Qualified Stock Option (right to buy)		$15.0420

	Non-Qualified Stock Option (right to buy)		$16.9800

	Non-Qualified Stock Option (right to buy)		$21.3500

	Non-Qualified Stock Option (right to buy)		$23.8130

	Non-Qualified Stock Option (right to buy)		$25.8130

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		09/08/08		Common Stock	26,552				26,552		D		Direct

		01/20/09		Common Stock	641				641		D		Direct

		08/07/11		Common Stock	5,256				5,256		D		Direct

		02/04/12		Common Stock	1,042				1,042		D		Direct

		09/17/09		Common Stock	4,050				4,050		D		Direct

		01/03/11		Common Stock	4,291				4,291		D		Direct

		12/17/06		Common Stock	1,406				1,406		D		Direct

		10/27/07		Common Stock	50,625				50,625		D		Direct

		09/08/08		Common Stock	7,199				7,199		D		Direct

		01/20/09		Common Stock	10,610				10,610		D		Direct

		08/07/11		Common Stock	29,744				29,744		D		Direct

		02/04/12		Common Stock	23,958				23,958		D		Direct

		09/17/09		Common Stock	45,950				45,950		D		Direct

		01/03/11		Common Stock	15,709				15,709		D		Direct

Explanation of Responses:

(1) Charitable donation

- With regard to the above listed Derivative Securities, options covering 25% of the shares granted become exercisable 1 year after the date granted. The remaining 75% of the shares granted become exercisable on a monthly basis over the following 3 years.

/s/ Womack, Carl	12/09/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.